GZI HUB INC

(Inclusive of Predecessor GZI, LLC)

Statements of Comprehensive Income

(Unaudited)

	Year Ended December 31, 2020	From September 4, 2019 (Inception) to December 31, 2019
Revenue	$ -	$ -
Expenses:		
Start up costs	2,888	2,252
Rent expense	-	544
Taxes and licenses	250	-
Total expenses	3,138	2,796
Other expense	-	150
Total other expense	-	150
Total expenses	3,138	2,946
Net loss	$ (3,138)	(2,946)